Teucrium Commodity Trust
Three Main Street, Suite 215
Burlington, VT 05401
 (802) 540-0019

April 19, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:
Teucrium Commodity Trust, Teucrium Agricultural Fund
               Registration Statement on Form S-1

(File No. 333-254650)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Teucrium Commodity Trust (the "Trust") respectfully requests that the Trust's Registration Statement on Form S-1, File No. 333-254650 (the "Registration Statement"), be accelerated and declared effective at 9:00 a.m. Eastern time on April 30, 2021, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you have any questions, please contact W. Thomas Conner of Vedder Price P.C. by e-mail at tconner@vedderprice.com or by telephone at 202-312-3331.

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TEUCRIUM COMMODITY TRUST

By:	Teucrium Trading, LLC, its Sponsor
By:	/s/ Sal Gilbertie Name: Sal Gilbertie Title: President/Chief Executive Officer/Chief Investment Officer/Member of the Sponsor

cc:	W. Thomas Conner, Vedder Price P.C.

 Sincerely,